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Sunu

Solution for the visually impaired



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Invest in Sunu

Summary

- Wearable tech empowering independence for the visually impaired
- Assisting close to 5k users in over 50 countries. Reduces accidents by 90%
- Generated $937K in revenue since launch in November 2017
- Global distribution, institutional and reseller partners in 28 countries
- Available via government and medical subsidies in US, Norway and Australia
- Patented & certified technology, manufacturing and supply-chain in place
- A Y-Combinator (2017) company, MassChallenge (2014) gold award winner

Problem

Navigation and mobility are an everyday challenge for the visually impaired

Deal terms

Valuation cap   ⓘ
$12,000,000

The maximum valuation at which your investment converts into equity shares or cash.

Discount   ⓘ
20%

If a trigger event for Sunu occurs, the discount provision gives investors equity shares (or equal value in cash) at a reduced price.

Minimum investment   ⓘ
$0

The smallest investment amount that Sunu is accepting.

For most of us, walking to work, to the store or enjoying a stroll around the park may be just another part of our day-to-day. But for the 285 million people who are blind and visually impaired, getting around can be one of the most challenging chores of their day. Mobility is an everyday challenge for people who are blind and low vision. The constant loss of orientation, the inability to protect the body against obstacles in the environment and missing out on important cues for navigation means frequent accidents, frustration and anxiety.



VISION IMPAIRMENTS

 Affects 285M worldwide
Includes 39M blind / 246M low vision.

 Leading causes of blindness: Macular desease, glaucoma, diabetes, aging.

Vision loss/blindness affect mobility, causes anxiety, stress and depression.



Mobility and access to information are the essential cornerstones of independent living. Unfortunately, most aids only offer a limited solution. Though white canes and guide dogs can help guarantee the next step, they're unable to detect upper-body obstacles (such as tree branches, sign posts, etc) which are one of the leading causes of accidents. Additionally these aids cannot provide the user with essential navigation information. It also takes years of training and rehabilitation to be proficient at using these aids.

On the other hand, individuals who are in the process of losing their sight tend to reject the use of standard aids due to the social stigma and denial of their disability. The unfortunate result is a slow and painful adaptation process.



Mayority of low vision individuals reject these aids due to social stigma and denial

---

Maximum investment ⓘ

–

The largest investment amount that Sunu is accepting.

Type of security ⓘ

Crowd SAFE

A SAFE is a Simple Agreement for Future Equity. An investor makes a cash investment in a company, but gets company stock at a later date, in connection with a specific event. The Crowd SAFE is a modified SAFE that is better suited for crowdfunding.

Funding goal ⓘ

–

Sunu needs to raise before the deadline. The maximum amount Sunu is willing to raise is .

Deadline ⓘ

Deadline not set

Sunu needs to reach their minimum funding goal before the deadline . If they don't, all investments will be refunded.

Perks

In addition to your Crowd SAFE, you'll receive perks for investing in Sunu.

Invest	Receive
$50	$50 Crowd SAFE Online mention and Thank you Card.
$100	$100 Crowd SAFE All of the above + an 'Impact Report Card' with a photo and story of a member of our community whose life and independence are empowered by Sunu.
$500	$500 Crowd SAFE All of the above + one (1) Sunu Band with the option to have it gifted on your behalf (or anonymously).
$1,000	$1,000 Crowd SAFE All of the above + we provide three (3) Sunu Bands to an



White Cane $30   Guide Dog $50,000

Requires years in rehabilitation training

Solution

The smart-band with Sonar obstacle detection and GPS navigation that enhances independence for the blind



Sunu Band is here to help people with visual impairments travel with confidence. It is the only smart-band that informs the user of obstacles using realtime haptic feedback, while providing meaningful location and navigation information through voice feedback.

The Sunu Band uses sonar or echolocation technology to detect objects up to 16 feet or 5 meters away. Then haptic vibration feedback informs the user on how close (or far away) they are is to an obstacle in realtime. When Sunu Band is connected to its mobile app, the user can also access location information from the smart-band like nearby places, street names, intersections, etc, thereby making the navigation experience more inclusive and safer for blind and low vision people.

Invest	Receive
	organization, school or rehabilitation center for the Blind on your behalf (or anonymously).
$5,000	$5,000 Crowd SAFE
	Thank you card, 'Impact Report Card'' + We provide five (5) Sunu Bands to an organization, school or rehabilitation center for the Blind on your behalf (or anonymously).
$10,000	$10,000 Crowd SAFE
	All of the above + Meet the founders via a one-on-one call.
$25,000	$25,000 Crowd SAFE
	All of the above + Get early access to our newest prototypes and technology, and have a one-on-one strategy call with the CEO.
$50,000	$50,000 Crowd SAFE
	All of the above + Invitation to spend a day at Sunu HQ in Guadalajara, Mexico. Receive a tour of our manufacturing facility and dinner with our team. (You are responsible for airfare and hotel accommodations).
	Limited (20 left of 20)
$75,000	$75,000 Crowd SAFE
	All of the above + Receive an invitation to join our advisory counsel.
	Limited (10 left of 10)



Thanks to its complementary design, the Sunu Band is a perfect companion to the white cane and guide dog. While standard aids are good at detecting nearby obstacles at floor level, the Sunu Band detects obstacles from the knee level up to the head, thereby providing complete protection against obstacles and increased awareness.



Sunu Band is easy to learn and intuitive. With a minimal learning curve, it reduces 90% of accidents to the body (i.e. the chest, arms and head). It is also an excellent aid for those in the process of losing their sight, as it is very discreet to use and eliminates the stress of sticking out and social stigma. Sunu Band ultimately increases autonomy and improves self-confidence when walking about.

EMPOWERING MOBILITY AND INDEPENDENCE



1. Reduces accidents by 90%. Sonar and
haptic feedback detect and enhance
awareness to obstacles.



2. Improves autonomy. Provides navigation,
location and info about nearby places.





3. Boosts self-confidence, eliminates stress and anxiety.

Product

The Sunu Band is already built, patented and selling!



The Sunu Band was launched in late November 2017 and is the first smart mobility aid in the market. It works as a standalone product or as a smart device when paired to an iOS or Android smartphone. It is widely available in 28 countries and certified by the regulating authorities like FCC, CE, FDA. Our technology has two patents approved protecting the device ergonomic design, and the utility model for the sonar application.





The Sunu App integrates seamlessly with the Sunu Band to provide GPS and way-finding information on the go in a way that is accessible to blind and low vision users. With the App the user can know where he is, what places are around him, start navigation to a place, and more. The user can access all Sunu App features from the Band's interphase without the need of taking his phone out, making the navigation experience more convenient and safer.

How does the Sunu Band work?

The Sunu Band's obstacle detector increases the user's awareness of the objects around. Within a second, the user knows the object's location, proximity and form, thus allowing them to react to their situation, whether that is to stop, walk around an object, follow a person or squeeze through a gap. The way the sonar sensor works is very simple:

1. The sonar sensor emits ultrasonic sound waves which travel through space and bounce back from the objects it encounters.
2. The returning sound waves (echoes) are decoded by the Sunu Band to extract important information about the object, like proximity, hardness, size, etc.
3. The haptic feedback (vibrations) communicates this information in real-time to the user as a series of vibrations that are felt on the wrist.


EXPAND SUNU BAND'S FUNCTIONS WITH THE APP
Obstacle Detector
Haptic Watch
Compass
Alarms
Sonar Configuration
Navigation
Place finder
Location Explorer

The Sunu Band is the first intelligent travel aid to be paired with a smartphone. Since its launch in late 2017 we have continued to add value by adding more features via software updates from the App. Once the Sunu Band is paired to a smartphone, the user can:

1. Customize the Sunu Band:
   - Adjust the sonar range

- Adjust the sonar detection area

- Adjust or customize the haptic feedback

2. Unlock App + Band features:

- Voice feedback: receive Sunu Band's feedback via voice

- Haptic watch: discreetly tell the time with vibrations

- 'Hand-Pointing' Compass: know any direction by simply pointing with the hand.

- Haptic alarms: setup multiple discreet vibratory alarms

- Activity tracker: count steps and track activity

- Phone finder: find your phone with a click of a button

Access the Sunu Navigation App without taking the phone out



With the Sunu App paired, the user can use the Sunu Band to:

1. Access location information on the go

- Request the address of your current location.

- Know the street names and closest intersections.

- Receive nearby places info within your path

2. Explore the surroundings with Augmented Reality

- Know about places in the direction you're pointing your hand.

- Search using categories and range with the Place Finder

3. Navigate to a destination

- Receive turn-by-turn directions via voice and haptic feedback.

- The Sunu Band's hand-pointing compass keeps you in the right direction.

Traction


MILESTONES ACHIEVED
Y Combinator alumni
Summer 2017
1
Y Combinator
Raised $870k
2
TOUSHKA
CAPITAL
Patented and certified
3
Two patents approved
FDA
FC
Product launched
November 2017
4
3 batches produced
Size doubled each time
Scaling global distribution
5
40+ partners in 28 countries and growing
Vision Australia
Subsidized
US, Norway and Australia
6
Medical & Government subsidies
MassHealth
$937k in revenue
Organic growth
7
Close to 5k users in 50+ countries



In the last couple of years Sunu has been securing a number of important milestones. On the operative side, we finish building the product, certified it for global distribution standards, got our two patents approved, raised seed funding and setup our supply chain with base in Guadalajara (Mexico), where most part of our team is based and has a strong manufacturing ecosystem (industry leaders include Jabil, Flextronics, Sanmina, more). We launched in late 2017 with a 1k unit batch and by reinvesting our revenue we were able to do two consecutive productions doubling the volumen in each one. These has allowed us to minimize costs, optimize quality, but most importantly, secure one of... Read more

Customers

Improving lives, users report 90% less accidents!



Assistive Technology- Sunu Band: Testimonials around t...

Since launching Sunu Band in November 2017, we have close to 5K users in over 50 countries, and our app is translated into more than 30 languages. Most importantly, our customers and user community report that Sunu Band is helping reduce accidents by over 90%! That means less incidents requiring medical attention or days off work due to home-rest.



@FASHIONEYESTA

"It has very useful features and has made me more confident to get out and navigate my way around."









@BLIND LIFE
"I can get a real sense of how far away the objects are, i almost feel like i can see the edge of the walls."
@JAMES RATH
"I had never felt more comfortable with my spatial awareness. I've unlocked a sixth sense!"

Our users find Sunu Band intuitive, easy to learn, and our tutorials/guides are prepared by the experts at World Access for the Blind. Sunu Band users experience less anxiety, have increased self-confidence and feel more independent. Sunu Band has received positive reviews by opinion-leaders and experts in orientation and mobility, blind... Read more

Business model

A mobility solution that is affordable and used by all

Sunu was founded to provide a mobility and independence solution that can be affordable and used by all. After considering all costs of manufacturing and shipping into our costs, we make a 74% margin on sales to consumers and an average 57% margin on direct sales to specialized distributors.

80% GROSS PROFIT MARGIN
PRICE $299
COGS $60
CAC $30 - $90
PROFIT $149 - $209

Our mobile platform allows us to continue to test and validate various value propositions as we aim to eventually turn on a subscription (HAAS) which will allow us to penetrate further into other markets, such as those in the developing world like India, Latin America, Asia and other countries.

CHANNELS
B2C
Online Store and Expos.
B2B
Distributors, Organizations, Rehab Centers, Vision Clinics.







Subsidies
Government and Medical subsidies, Medical Insurance,
Department of Rehabilitation, Veterans Affairs Administration.

Subscription Services
Via our mobile app (coming soon).

Market

A growing need for a mobility solution



MARKET OPPORTUNITY
IN THE US AND EUROPE

35M × $299 = $10.5B

Visually Impaired   Product Price

The global assistive technologies market is expected to reach $31B by 2024. That's more than double its
size of $14B in 2015, at an annual growth rate of 7.4%, according to market analysts at Coherent and Zion
Market Research. Why the growth in Assistive Technologies? According to the U.S. Centers for Disease
Control and Prevention, 1 in 4 U.S. adults is living with a disability, which is circa 61 million in total. The
baby boomer generation is more likely to have a disability than previous generations as they age, which
means that this ratio is likely to grow in the future. Globally, more than 1 billion people, or 15 percent of the
world's population, experience some type of disability.



GLOBAL ASSISTIVE TECHNOLOGIES
FOR VISUALLY IMPAIRED

8.6%
CAGR



3,715.7
4,378.1
5,160.3
6,082.9
7,1270.2
2018 F
2020 F
2022 F
2024 F
2026F
Market Size (US$ Mn)

Visual impairment comes in many forms. Today, 280 million people worldwide are visually impaired. That includes 39.3 million who are blind and 246 million who are low vision. The leading causes of blindness are eye diseases like diabetic retinopathy, age related macular degeneration, glaucoma and uncorrected refractive errors. The number of visually impaired people in the US and Europe is expected to rise to 35 million.

We're starting by addressing the global assistive technologies for the visually impaired segment of the market, whose size in 2016 was $3.2B. This market segment is expected to reach $7.2B by the year 2026, and is growing at a compound annual growth rate (CAGR) of 8.6%. The two main market drivers are: an increase in the disabled elderly population worldwide, and the technological advances in assistive technologies. The market is seeing an increase trend in initiatives from governments and private bodies to provide better healthcare services, in increased focus in medical/technological advances for the visually impaired and a rising focus on emerging economies.

We are initially addressing the North American (US and Canada) and European regions, which make up ~70% of the market distribution. Applying a simple Bottom-up approach, we predict a $10.5B opportunity within this market segment.

Competition

There's nothing offering what Sunu does

We offer the best value in the market compared to other electronic travel aids and mobility solutions. Our products are multifunctional, beautifully designed, discreet and are easy to use. Sunu Band complements the white cane and guide (for blind users), while offering a mobility solution that is appealing to those who are low vision.

	Sunu Band	iGlasses	Buzzclip	Miniguide	Ultracane	WeWalk
Price	$299	$100	$249	$399	$799	$449
Head and body protection	✓	✓		✓	✓	
Subtle and comfortable	✓		✓			

GPS Navigation	✓	✓
Voice Feedback	✓	✓
App and FW Updates	✓	✓
API integrations	✓	

Vision

Reimagining what it means to live with a "disability"

Sunu will be the leader in the assistive technologies market. Our vision is a world where no human being should ever be disabled and where "disabilities" are no longer a sign of weakness, pity or discrimination. Our mission is empowering independence through technology that bridges the "access gap" by augmenting our human abilities.


PRODUCT ROADMAP
Accesible GPS navigation
Volunteer engagement
AI vision assistance
Blind Toolbox App
Enhaced Sonar and Haptics
Premium hardware
Water resistance
Sunu Band II
Voice driven UI
Vision assistance
Remote assistance
360 Haptics
???

Our product roadmap envisions new innovations in our mobile app for wayfinding and navigation. Our naivation app aims to become the "toolbox" for the visually impaired by leveraging the latest advances in GPS and 5G networks to enhance navigation, whether it's outdoors or indoors spaces, i.e. airports,

shopping centers, universities, etc. Our engineering... Read more

Investors

Raised $870K in investment to date.

Sunu has received over $870K in funding to date from investors. We are 'backed' by Y Combinator (Summer 2017 alum) and leading technology investors from Silicon Valley.







Founders



Marco Trujillo, CEO

Robotics Engineer | Break Dancer

Inventor of the Sunu Band and 5 assistive devices. Social Innovator of the year by MIT Tech Review. 10 years experience in HW design and manufacturing.



Dr. Fernando Albertorio, CTO

Legally Blind Ph.D. Physicist | Musician

Legally blind technologist and serial entrepreneur. YC. TechStars and MassChallenge alumni, Harvard

Physicist, member of the board of directors at MABVI.

About Sunu

Legal Name
Sunu, Inc.

Employees
15

Founded
Jun 2013

Website
http://sunu.com

Form
Delaware Corporation

Headquarters
245 Main Street, Cambridge, MA, US

Sunu Team

Everyone helping build Sunu, not limited to employees

Marco Trujillo
Founder & CEO

Leonardo Pastrana
Android Developer

Fernando Albertorio
Co-Founder & CTO

Jesús Trinidad
Web Architect

Adrian Ramos
COO

Vanesa Tovar
Software Engineer

Victor Smith
VP of Engineering

Rubén Barajas
Embedded Developer

Erick Castañeda
Android Developer

Pedro Cossyleon
Customer Success

Diego Mendoza
Business Developer

Paulina Bernáldez
Administrative Manager

Sara Gutiérrez
Art Director

Isabel Cabrera
Product Development Consultant

Marytere Solano
Digital Marketing Specialist

Diana Nieves
Sales & Accounts Representatives

Areli Salinas
Sales & Accounts Representatives

Mark Roberts
Advisor, COO in Benetech, VP of
Engineering at TiVo

Daniel Kish
Advisor, Fully blind, CEO of World Access
for the Blind, TED speaker, real life
daredeveil

Andres Barreto
Advisor, Serial Entrepreneur,
Grooveshark, Onswipe, Pulso Social and
Socialtom Group Founder

Eric Migicovsky
Advisor, Founder of Pebble, Partner at YC

FAQ

How do I earn a return?   ⟩

Where do you manufacture your product?

What do you understand about your business that other companies in it just don't get?

What's new about what Sunu is making?

What did you make to fight Sebastian pushing?

Our company Employees Gross for BASE especially Microsoft
performance, allowing us to learn and enhance the pro

From a market perspective, there isn't a strong brand b
BASE model which radon't Saids to significantly atorah
performance, allowing us to learn and enhance the pro

Risks

Risks have not been finalized yet.